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                              June 5, 2024

       Naijiang (Eric) Zhou
       Chief Financial Officer
       Xunlei Ltd
       3709 Baishi Road, Nanshan District, Shenzhen, 518000
       The People   s Republic of China

                                                        Re: Xunlei Ltd
                                                            Form 20-F for the
fiscal year ended December 31, 2023
                                                            File No. 001-35224

       Dear Naijiang (Eric) Zhou:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2023

       Consolidated Financial Statements
       Note 2. Summary of significant accounting policies
       (k) Goodwill, page F-19

   1. We note that there has been a significant decline in your market capitalization over the last several years and that
your market capitalization is substantially below your consolidated book value. We also
note that you allocate goodwill to the company as a whole so it would appear you only
have one reporting unit. Please explain to us how you concluded that your goodwill was
not impaired as of December 31, 2023 and address the following:
                                                            Explain how you
considered your market capitalization in determining the estimated fair value of your
reporting unit;
                                                            Discuss how you
considered the fact that your market capitalization is below book value in
determining that goodwill has not been impaired; and
                                                            Compare the fair
value of your reporting unit as of December 31, 2023, to the
                                                             company   s market
capitalization as of the same date and quantify and discuss the underlying reasons
for the differences.
 Naijiang (Eric) Zhou
Xunlei Ltd
June 5, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.



                                                          Sincerely,
FirstName LastNameNaijiang (Eric) Zhou
                                                          Division of
Corporation Finance
Comapany NameXunlei Ltd
                                                          Office of Technology
June 5, 2024 Page 2
cc:       Haiping Li
FirstName LastName